Exhibit 4.33

English Translation

INVESTMENT AGREEMENT

April 13, 2011

This Investment Agreement (“This Agreement”) is made on April 13, 2011:

BY and AMONG:

Noah Educational Technology (Shenzhen) Co., Ltd. (“Noah”)

Registered Address: B1002, Tian’an Cyber Park Building, Chegong Temple, Futian District,

Shenzhen

Legal Representative: Tang Benguo

Li Cao with ID card number: 33010619701120006X

Residence: Room 502, Block 6, Green Town, Jiaxing City

Rongda Liu, Mainland Travel Permit for Taiwan Residents/passport number: 02508398

Residence: 3/F, No. 5, Alley 6, Lane 329, Section 1, Dunhua South Road, Taipei City,

Taiwan Province

Shanghai Yuanbo Education Information Consulting Corporation Ltd. (“Yuanbo Education”)

Residence: Room 2034, Block 1, 600 Meiyu Road, Nanxiang Town, Jiading District,

Shanghai

Legal Representative: Li Cao

Li Cao and Rongda Liu are collectively referred to as the “Original Shareholders”.

WHEREAS:

1.	Noah is a limited liability company established on March 29, 2006 under the Company Law of the People’s Republic of China (the “Company Law”) and the relevant laws and regulations, with a registered capital of US$33 million. Noah intends to cooperate with the Original Shareholders to accept the transfer of certain equity interest of Yuanbo Education from the Original Shareholders and to increase the capital of Yuanbo Education pursuant to the terms and conditions of this Agreement and all exhibits hereto.

2.	Li Cao and Rongda Liu, who are the shareholders of Yuanbo Education after the completion of item 4 of the reorganization as set forth in Exhibit 3 hereto, own 45% and 55% of its equity interest, respectively. The Original Shareholders intend to jointly transfer 67.2% of their combined 100% equity interest in the total share capital of Yuanbo Education (“Yuanbo Education’s 67.2% Equity Interest”) to Noah pursuant to the terms and conditions of this Agreement and all exhibits thereto, of which Li Cao will transfer her 28.6% equity interest and Rongda Liu will transfer his 38.6% equity interest in Yuanbo Education respectively. Upon completion of the above equity transfer, Noah will increase the capital of Yuanbo Education and operate it jointly with the Original Shareholders pursuant to the terms and conditions of this Agreement and all exhibits hereto.

3.	Yuanbo Education is a limited liability company established on April 29, 2009 under the Company Law of the People’s Republic of China and the relevant laws and regulations, with an existing registered capital of Four Million Renminbi (RMB4,000,000). Yuanbo Education intends to provide any service relating to the educational industry through the management and operation of all early childhood educational institutions invested and established by it, and to obtain any return generated therefrom accordingly.

4.	Through strategic investment and cooperation, and by combining Noah’s competitive edge in brand name, capital, content and national marketing channels with the resources of local educational services owned by the Original Shareholders and their strength of school management, the parties hereto intend to speed up the rapid development of Yuanbo Education.

NOW, THEREFORE, the parties hereto have, after friendly consultation, reached the following agreement in respect of the above matters based on the principles of equality and mutual benefits, and in accordance with the Company Law, the Regulations for the Administration of Companies Registration of the People’s Republic of China and other relevant laws and regulations of the People’s Republic of China.

ARTICLE 1. FORM OF INVESTMENT

1.1	Equity Transfer and Capital Increase

For the purpose of this Agreement, the Original Shareholders intend to transfer their 67.2% equity interest in Yuanbo Education to Noah at a price not less than the original cost of their capital contributions after the execution of this Agreement.

Noah agrees to accept the transfer of 67.2% equity interest of Yuanbo Education from the Original Shareholders at a price of 52.4 million (the “Equity Transfer Price”) pursuant to the requirements of this Agreement and the related exhibits hereto.

Simultaneously with the acceptance by Noah of the transfer of 67.2% equity interest of Yuanbo Education from the Original Shareholders as mentioned above, Noah agrees to subscribe the increased portion of equity interest of Yuanbo Education at a price of RMB50 million (the “Capital Increase Amount”) pursuant to the requirements of this Agreement and the related exhibits hereto. Of the Capital Increase Amount, RMB2.56 million will be used as the increased registered capital of Yuanbo Education and RMB47.44 million will be used as its increased capital reserve.

Following the completion of equity transfer and capital increase (the “Equity Transfer and Capital Increase”) as described in this Article 1.1, Yuanbo Education will have a registered capital of RMB6.56 million, and the capital contributions made by all shareholders towards the registered capital of Yuanbo Education and their respective equity ratios are changed as follows:

Shareholder	Current Equity Ratio	Equity Ratio Prior to the Equity Transfer and Capital Increase	Equity Ratio After the Completion of Change of Registration in Respect of the Equity Transfer and Capital Increase with the Administration for Industry and Commerce	Capital Contributions Ultimately Subscribed by the Parties towards the Registered Capital (RMB/Ten Thousand)
Noah	0%	0%	80%	524.8
Li Cao	90%	45%	10%	65.6
Zhengan Chen	10%	0%	0%	0
Rongda Liu	0%	55%	10%	65.6
Total	100%	100%	100%	656

If the Equity Transfer and Capital Increase is required by the commercial department or the department in charge of industrial and commercial administration to be dealt with separately, then the Equity Transfer shall be proceeded first with the Capital Increase to follow, and the capital contributions made by all shareholders towards the registered capital of Yuanbo Education and their respective equity ratios are changed as follows

Shareholder	Current Equity Ratio	Equity Ratio as of the Completion of Change of Registration in Respect of the Equity Transfer with the Administration for Industry and Commerce	Equity Ratio After the Completion of Change of Registration in Respect of the Capital Increase with the Administration for Industry and Commerce	Capital Contributions Ultimately Subscribed by the Parties towards the Registered Capital (RMB/Ten Thousand)
Noah	0%	67.2%	80%	524.8
Li Cao	90%	16.4%	10%	65.6
Zhengan Chen	10%	0%	0%	0
Rongda Liu	0%	16.4%	10%	65.6
Total	100%	100%	100%	656

ARTICLE 2. PAYMENT OF THE CAPITAL INCREASE AMOUNT AND EQUITY TRANSFER PRICE

Noah and the Original Shareholders agree that they will, simultaneously with the execution of this Agreement, enter into the Equity Transfer and Capital Increase Agreement (the “Equity Transfer and Capital Increase Agreement”), the content of which is the same as set forth in Exhibit 1 — Documents Submitted by Yuanbo Education for Approval attached hereto, in respect of the Equity Transfer and Capital Increase hereunder pursuant to this Agreement, the Equity Joint Venture Contract of Yuanbo Education (“Yuanbo Education’s EJV Contract”), as well as the Articles of Association of Yuanbo Education (“Yuanbo Education’s Articles”), and subject to the satisfaction or waiver by Noah of all conditions precedent for the Equity Transfer and Capital Increase as stipulated in Article 3 hereof, the completion of the Equity Transfer and Capital Increase hereunder shall take place in Shanghai on the third business day from the date on which all conditions precedent are satisfied or waived by Noah (the “Completion Date for the Equity Transfer and Capital Increase”, which will be scheduled on July 1, 2011, subject to the actual date of completion). If the Equity Transfer and Capital Increase are required by the local department in charge of industrial and commercial administration to be dealt with separately, the parties shall proactively coordinate with each other pursuant to this Agreement to proceed the Equity Transfer first and then the Capital Increase.

2.1	Payment of the Equity Transfer Price. The parties agree that the Equity Transfer Price of RMB52.4 million required to be paid by Noah to the Original Shareholders pursuant to this Agreement and its exhibits will be settled in two installments: Noah shall pay by installments the first installment of the Equity Transfer Price, which amounts to RMB37.4 million, to the payment account designated by the Original Shareholders subject to the satisfaction of the conditions precedent for the Equity Transfer and Capital Increase as stipulated in Article 3 hereof and according to the ratio of their equity interests to be transferred and on the terms set forth below, and shall also send the evidence in connection therewith to the Original Shareholders:

(1)	Noah shall have paid the amount of RMB4 million within 5 business days after the execution of this Agreement

(2)	In respect of the transfer of Yuanbo Education’s 67.2% Equity Interest to Noah and the Capital Increase, the Original Shareholders shall have obtained the Approval Certificate issued by the approval department in charge of foreign investment and business and its replies, and Yuanbo Education’s Articles and Yuanbo Education’s EJV Contract approved by the commercial department. Noah shall pay the amount of RMB20 million within 5 business days after the Original Shareholders provide it with the copies of all the documents mentioned above.

(3)	Yuanbo Education shall have renewed its business license for an enterprise as a legal person and obtained the notice for approval of change issued by the department in charge of industrial and commercial administration in respect of the transfer of Yuanbo Education’s 67.2% Equity Interest to Noah and the Capital Increase. Noah shall pay the amount of RMB13.4 million within 5 business days after the Original Shareholders provide it with all the documents mentioned above. Up to this stage, Noah shall have fully settled all of the first installment of the Equity Transfer Price.

After an adjustment is made pursuant to the valuation adjustment clause in Article 2.2 hereof, Noah shall, within 10 business days after the issue of the audit report of Yuanbo Education for each of the financial years of 2012 and 2013 (as defined in Article 2.2 hereof), pay the second installment of the Equity Transfer Price (RMB15 million) to the payment account designated by the Original Shareholders according to the ratio of their equity interests to be transferred, and shall also send the evidence in connection therewith to the Original Shareholders.

2.2 The second installment of the Equity Transfer Price, which amounts to RMB15 million, will be adjusted subject to the change of the financial indicator of Yuanbo Education (i.e. EBITDA, which is defined as “earnings before interest, taxes, depreciation and amortization” and is the short form being used herein; the formula for calculation thereof is as follows: EBITDA = Net profit + Income Tax + Depreciation for Fixed Assets + Amortization of Intangible Assets + Amortization of Long-term Deferred Expenses + Cash Paid for Repayment of Interest) for 24 months during the period from July 1, 2011 to June 30, 2013 (the “Valuation Adjustment Period”), and shall be paid in 2 installments in each of the two financial years. The valuation adjustment amount for the first financial year of the Valuation Adjustment Period (“2012 Financial Year”, which runs from July 1, 2011 to June 30, 2012), shall be RMB7.5 million whereas the valuation adjustment amount for the second financial year of the Valuation Adjustment Period (“2013 Financial year”, which runs from July 1, 2012 to June 30, 2013) shall be RMB7.5 million.

The first payment in the second installment of the Equity Transfer Price shall be adjusted in the following manner: based on the expected value of EBITDA (i.e 8 million) for the period from July 1, 2010 to June 30, 2011 (“2011 Financial Year”), if the annual increase of EBITDA of Yuanbo Education for 2012 Financial Year (“2012 Annual Increase of EBITDA”, which shall be calculated under the PRC accounting standards and must be audited and confirmed by the accounting firm appointed by Noah that has the qualification to conduct audits for listing purposes, same as below) is less than 25% (including this figure) or 10 million, the first payment of RMB7.5 million that is payable in the second installment of the Equity Transfer Price shall be deducted in full and Noah shall be under no obligation to make any payment; if 2012 Annual Increase of EBITDA ranges from 25% to 50% (both figures exclusive) or 10 million to 12 million, the actual amount payable of the first payment in the second installment of the Equity Transfer Price = RMB7.5 million x (2012 Annual Increase of EBITDA – 25%) ÷ 25%; if 2012 Annual Increase of EBITDA equals to or exceed 50% or 12 million, the actual amount payable of the first payment in the second installment of the Equity Transfer Price = RMB7.5 million + bonus. The formula for calculation of the bonus: Bonus = (2012 Annual Increase of EBITDA – 50%) x Net Profit After Taxation of Yuanbo Education for 2012 x 25%.

The second payment in the second installment of the Equity Transfer Price shall be adjusted in the following manner: based on the expected value of EBITDA (i.e 12 million) for 2012 Financial Year, if the annual increase of EBITDA of Yuanbo Education for 2013 Financial Year (“2013 Annual Increase of EBITDA”, which shall be calculated under the PRC accounting standards and must be audited and confirmed by the accounting firm appointed by Noah that has the qualification to conduct audits for listing purposes, same as below) is less than 25% (including this figure) or 15 million, the second payment of RMB7.5 million that is payable in the second installment of the Equity Transfer Price shall be deducted in full and Noah shall be under no obligation to make any payment; if 2013 Annual Increase of EBITDA ranges from 25% to 50% (both figures exclusive) or 15 million to 18 million, the actual amount payable of the second payment in the second installment of the Equity Transfer Price = RMB7.5 million x (2013 Annual Increase of EBITDA – 25%) ÷ 25%; if 2013 Annual Increase of EBITDA equals to or exceed 50% or 18 million, the actual amount payable of the second payment in the second installment of the Equity Transfer Price = RMB7.5 million + bonus. The formula for calculation of the bonus: Bonus = (2013 Annual Increase of EBITDA – 50%) x Net Profit After Taxation of Yuanbo Education for 2013 x 25%.

The bonus described above shall be paid in the manner as follows: Yuanbo Education shall first set aside a fund, the amount of which is equivalent to the amount of bonus, from its distributable profits after taxation in the year when such arrangement is made for distribution to the Original Shareholders, and any distributable profits remaining after such distribution shall be shared by all shareholders according to their contributions to the registered capital of Yuanbo Education

2.3 Payment of the Capital Increase Amount. The Original Shareholders and Yuanbo Education shall provide Noah with the original of the following documents or any copies thereof recognized by Noah to be consistent with the originals (as the case may be) prior to the Completion Date for the Equity Transfer and Capital Increase.

(1)	save for the relevant documents that shall be solely issued by Noah, any documentation as required by Article 3 hereof showing that all conditions precedent for the Equity Transfer and Capital Increase should have been satisfied; and

(2)	the written payment notice issued by Yuanbo Education to Noah with respect to the Capital Increase, setting out clearly the amount of the Capital Increase Amount payable under Yuanbo Education’s Articles and Yuanbo Education’s EJV Contract, its payment date and the specific information of a special account designated for registered capital and capital reserve, and the specific information of an account designated for payment.

(3)	Noah shall, within 10 business days after the Completion Date for the Equity Transfer and Capital Increase, credit all of its Capital Increase Amount as mentioned in Article 1.1 hereof at one go to a special account designated for registered capital and capital reserve, and shall also send the evidence in connection therewith by fax to Yuanbo Education. If, however, Noah is required by the department in charge of industrial and commercial administration to pay an additional registered capital of no less than 20% when applying for the change of registration with respect to the Capital Increase, it shall first pay the additional registered capital in such amount as legally required. Such payment shall not be restricted by paragraph (5) of Article 3 hereof but shall be subject to the satisfaction or waiver of all the other conditions precedent (other than paragraph (5)) described in Article 3 hereof.

2.4 Special adjustment to the Equity Transfer Price and Capital Increase Amount. The parties agree that if some early childhood educational institutions fail to change their founders and investors to Yuanbo Education by May 31, 2011 not because of the subjectivity and fault of the Original Shareholders and Yuanbo Education but due to objective reasons that are unavoidable (including but not limited to force majeure) (the “Non-Completion of the Change of Founders”), the Non-Completion of the Change of Founders shall not constitute as a breach by the Original Shareholders or Yuanbo Education of their/its obligations hereunder after the Original Shareholders and Yuanbo Education provide the relevant documentation to Noah.

If the number of the early childhood educational institutions that have not completed the change of founders is more than 3, Noah shall have the right to terminate this Agreement unilaterally and the parties hereto shall refund the corresponding consideration or all considerations paid by the other parties.

2.5 Registration with the department in charge of industrial and commercial administration. Yuanbo Education shall, within three business days after Noah credits the Capital Increase Amount to the designated capital increase account, engage a PRC accounting firm with appropriate qualifications to verify its capital and issue a capital verification report in respect thereof, and shall, within two business days after the issue of the capital verification report, complete any formalities in relation to the change of registration for the paid-in capital of RMB6.56 million after the Capital Increase with the department in charge of industrial and commercial administration.

2.6 Within two business days from the completion date of change of registration with the department in charge of industrial and commercial administration after the payment of the first installment of the Equity Transfer Price and the change of registration for the Equity Transfer and Capital Increase (the “Completion Date for Change of Registration”, which shall ultimately be subject to the date on which the renewed business license of Yuanbo Education showing the registered capital of RMB6.56 million is issued), Yuanbo Education shall issue a certificate of capital contribution to Noah. The certificate of capital contribution shall set out the following: the name of the company, its registered capital, name of its shareholders, amount of capital contribution subscribed, equity ratio of its shareholders, payment date of capital contribution and issuing date of the certificate of capital contribution. A certificate of capital contribution shall be signed by the chairman of Yuanbo Education and affixed with its company chop. Yuanbo Education shall register its shareholders into and keep a register of members. Such register of members shall be signed by all shareholders and affixed with the company chop, and shall be kept by the board of directors. A copy of the register shall also be provided to Noah. Although the Equity Transfer Price is to be paid by installments, Noah shall own 80% equity interest of Yuanbo Education immediately after the Completion Date for Change of Registration. The certificate of capital contribution to be issued by Yuanbo Education to Noah shall state that Yuanbo Education has a registered capital of RMB6.56 million, of which Noah contributes RMB5.248 million, representing 80% of the registered capital of Yuanbo Education; Li Cao contributes RMB656,000, representing 10% of its registered capital; Rongda Liu contributes RMB656,000, representing 10% of its registered capital.

ARTICLE 3. CONDITIONS PRECEDENT FOR THE EQUITY TRANSFER AND CAPITAL INCREASE

3.1 Unless waived by Noah in writing, the performance by Noah of its obligation to pay the Equity Transfer Price and the Capital Increase Amount is subject to the fulfillment of the conditions precedent for completion as listed below, and Article 2.2 hereof shall apply to the performance by Noah of its obligation to pay the first installment of the Equity Transfer Price on a preferential basis:

(1)	there should be no law or regulation, nor judgment, ruling, decision or order of any court or the relevant government departments that restricts, prohibits or rescinds the Capital Increase or equity transfer of Yuanbo Education; nor should there be any litigation, arbitration, judgment, ruling, decision or order that is pending or reasonably expected to be likely to occur, which has or would have an adverse effect on the Original Shareholders, Noah or Yuanbo Education, or the Equity Transfer and Capital Increase of Yuanbo Education;

(2)	the Original Shareholders of Yuanbo Education should give their approval and waiver to their pre-emptive right, and Li Cao and Rongda Liu should issue a written consent letter, setting out their consent to the Equity Transfer and the waiver of their pre-emptive right;

(3)	the Original Shareholders and Yuanbo Education should successfully complete the execution of this Agreement, the Equity Transfer and Capital Increase Agreement, Yuanbo Education’s Articles, and Yuanbo Education’s EJV Contract as listed in Exhibit 1, and any other documents required to be signed for the Equity Transfer and Capital Increase;

(4)	the Original Shareholders and Yuanbo Education should have obtained the Approval Certificate issued by the approval department in charge of foreign investment and business at the place in which Yuanbo Education is incorporated, replies relating to foreign investment, and the approved Yuanbo Education’s Articles and Yuanbo Education’s EJV Contract in respect of any matters concerning the transfer of Yuanbo Education’s 67.2% Equity Interest and the Capital Increase, amendments to the articles of association and equity joint venture contract;

(5)	the Original Shareholders and Yuanbo Education should have made an application for the change of registration to the department in charge of industrial and commercial administration at the place in which Yuanbo Education is incorporated in respect of any matters concerning the Equity Transfer and Capital Increase, and should have obtained the reply slip in relation thereto;

(6)	the Original Shareholders and Yuanbo Education should have completed all matters relating to reorganization as specified in Exhibit 3 — Reorganization that are required to be completed prior to the Completion Date for the Equity Transfer and Capital Increase;

(7)	Yuanbo Education should be the investor and founder recorded in the latest articles of association of all early childhood educational institutions under Yuanbo Education (the scope of which is set out in Exhibit 2), and such record should be consistent with the relevant information set forth in the Permit for Operation of Schools and the Registration Certificate of Private Non-Enterprise Entities (Legal Person) of all early childhood educational institutions (which means that Yuanbo Education should be the founder stated in the registration certificate and the permit for operation of schools of the educational institutions); if some early childhood educational institutions under Yuanbo Education fail to change their founders pursuant to Article 2.4 hereof, the Original Shareholders shall be under an obligation to arrange the relevant early childhood educational institutions and their founders to sign the Agreement for Entrustment of Operation and Management with Yuanbo Education, pursuant to which the operation and management of such early childhood educational institutions will be fully entrusted to Yuanbo Education;

(8)	the Original Shareholders and Yuanbo Education should have provided Noah with a business plan and financial budget for the 12 months after the completion, and shall have obtained an approval from Noah;

(9)	Noah should have completed the due diligence on the business, legal, and financial affairs of all early childhood educational institutions under Yuanbo Education, and should have done so to the satisfaction of Noah;

(10)	the substantial debts and liabilities of Yuanbo Education listed below should have been properly dealt with;

Yuanbo Education should have fully paid any

consideration that is payable by it for the acquisition of

interests of all early childhood educational institutions

currently under it. Therefore, there should be no amount

or liability payable in this regard;

(11)	Yuanbo Education should have entered into the Labor Contract, Non-Competition Agreement and Enterprise Confidentiality Contract, the contents of which are the same as those listed in Exhibit 5, and any similar agreement as recognized by Noah with the key personnel of Yuanbo Education and the early childhood educational institutions under it as listed in Exhibit 2, and such key personnel should have issued to Yuanbo Education and Noah a letter of undertaking, which shall include the following undertakings: i) unless his/her resignation has been approved by Noah or a separate arrangement is made by Noah, he/she shall continue to seek profits for Yuanbo Education or any early childhood educational institutions under it within the specified period (15 years for Li Cao and 5 years for others) after the completion of change of registration for the Equity Transfer and Capital Increase with the department in charge of industrial and commercial administration; ii) unless with the written approval of Yuanbo Education, he/she shall not engage in any business that is in competition with Yuanbo Education within 2 years after his/her departure;

(12)	from the date of this Agreement (including the execution date) to the Completion Date for the Equity Transfer and Capital Increase, all representations and warranties made by the Original Shareholders and Yuanbo Education in Exhibit 4 should continue to be true, complete and accurate, and they should perform the representations and warranties stipulated in Exhibit 4, and should not act in breach of Exhibit 4;

(13)	from the date of this Agreement (including the execution date) to the Completion Date of the Equity Transfer and Capital Increase, there should be or should have been no event, fact, condition, change or other circumstance which has had or is reasonably expected to be likely to have a material adverse effect on Yuanbo Education;

(14)	from the date of this Agreement (including the execution date) to the Completion Date of the Equity Transfer and Capital Increase, there should have been no material adverse change in the assets structure and condition of Yuanbo Education;

(15)	prior to the Completion Date for the Equity Transfer and Capital Increase (including the Completion Date for the Equity Transfer and Capital Increase), the Original Shareholders and Yuanbo Education should have fully performed and complied with the conditions, obligations and undertakings that shall become effective prior to or on the Completion Date for the Equity Transfer and Capital Increase as stipulated herein, respectively;

(16)	all early childhood educational institutions under Yuanbo Education should have the Permit for Operation of Schools that is currently valid and also shows that its annual inspection is approved by the department in charge of education;

(17)	all early childhood educational institutions under Yuanbo Education should have the Registration Certificate of Private Non-Enterprise Entities (Legal Person) that is currently valid and also shows that its annual inspection is approved by the department in charge of civil affairs;

(18)	all early childhood educational institutions under Yuanbo Education should have in place the valid Permit for Fee Charge or/and Fee Schedule for Filing;

(19)	the phrase “Investors request to get reasonable returns” should be recorded in and marked on the articles of association newly signed by all early childhood educational institutions under Yuanbo Education, as well as their Permit for Operation of Schools.

ARTICLE 4. MISCELLANEOUS

4.1 After the execution hereof and prior to the Completion Date for the Equity Transfer and Capital Increase, Noah shall have the right to supervise the operation, financial, and legal affairs of Yuanbo Education and the Educational Institutions, including but not limited to inspecting and photocopying the relevant financial and legal information, and requiring the person-in-charge to explain financial and legal issues, etc. The Original Shareholders shall also procure Yuanbo Education and the Educational Institutions to coordinate with Noah to enable Noah to exercise such supervision right.

4.2 Matters required to be completed after the Completion Date for the Equity Transfer and Capital Increase.

(1)	The Original Shareholders and Yuanbo Education shall, within 5 business days after the payment by Noah of the Capital Increase Amount, make their best effort to complete the formalities in relation to the change of registration with the department in charge of industrial and commercial administration.

(2)	The Original Shareholders and Yuanbo Education shall, within 5 business days after the payment by Noah of all the Capital Increase Amount, make their best effort to complete the formalities in relation to the change of registration with the department in charge of industrial and commercial administration in respect of the change of the paid-in capital of Yuanbo Education to RMB6.56 million.

(3)	The key financial personnel of Yuanbo Education and the Educational Institutions shall be the personnel nominated by Noah and employed by Yuanbo Education and the Educational Institutions, and such financial personnel shall have the right to inspect all financial information and account books of Yuanbo Education and the Educational Institutions at any time.

4.3 The parties agree that all debts and legal liabilities incurred by Yuanbo Education and the Educational Institutions prior to the Completion Date for the Equity Transfer and Capital Increase, or to be incurred in connection with any act taken prior to the Completion Date for the Equity Transfer and Capital Increase shall be borne by the Original Shareholders; all debts or legal liabilities borne by Yuanbo Education and the Educational Institutions due to the above act shall be fully reimbursed by the Original Shareholders to the party who undertakes them. If the rights and interests of Noah hereunder are reduced as a result of its undertaking of the above debts or legal liabilities, the Original Shareholders shall be liable for making additional compensation to Noah.

4.4 The Original Shareholders and Yuanbo Education shall bear all taxes and expenses arising from the transactions contemplated hereunder that shall be borne by them, respectively.

4.5 The parties hereto agree that this Agreement will not be submitted to the competent government department for approval. The Original Shareholders, Yuanbo Education and Noah agree that unless any particular provision of this Agreement is expressly held by the relevant arbitration authority or PRC court to be a prohibited or restricted provision in violation of laws and non-legally binding, the Original Shareholders, Yuanbo Education, and Noah shall perform all the provisions of this Agreement based on the principle of good faith, and shall not refuse to perform this Agreement or any of its provisions under the pretext that this Agreement has not been approved and therefore is not legally binding. The Original Shareholders, Yuanbo Education and Noah also agree that they have fully consulted their lawyers, fully understand, and agree the nature of this Agreement and enter into this Agreement out of their own accord. Therefore, the Original Shareholders, Yuanbo Education, and Noah shall not, in any event, make an application to any PRC government department on a voluntary basis to request for the confirmation that this Agreement or any of its provisions is not legally binding.

If this Agreement or any of its provisions cannot be performed due to PRC laws and regulations or the permission of any government department, the Original Shareholders and Yuanbo Education undertake and agree that:

(1)	such individual provision is not legally binding, and does not affect the legal binding effect of this Agreement as a whole and its other provisions;

(2)	If this Agreement or any particular provision is held by the relevant arbitration authority or court to be non-legally binding, which would as a result have an adverse effect on Noah, the Original Shareholders and Yuanbo Education shall not deny the economic benefits of Noah under this pretext. They shall adopt any reasonable recommendation put forward by Noah, carry out any other alternative proposal as permitted by laws, and confer to Noah the same or equivalent economic benefits and legal rights.

4.6 Noah will proactively offer support and facilitating conditions in such aspects as financing and management during the business expansion of Yuanbo Education.

4.7 Noah will carefully deal with any connected transactions with Yuanbo Education, subject to the condition that no interest of the other shareholders of Yuanbo Education is affected.

4.8 The parties agree that the dividend policy of Yuanbo Education after the Capital Increase and completion shall be discussed and determined by a board meeting. For the purpose of its business expansion, Yuanbo Education will in principle try not to make dividends distribution as much as possible.

4.9 After the Completion Date for the Equity Transfer and Capital Increase, both parties shall negotiate to improve the organizational structure of Yuanbo Education for the purposes of maximizing its interest and maintaining the stability of its management team and key employees.

4.10 The parties agree that, after the completion of the Equity Transfer and Capital Increase, Noah shall be fully responsible for the financial management of Yuanbo Education, and shall designate certain financial personnel (including financial controller) to be responsible for the on-site financial work of Yuanbo Education and any educational institutions under it and deal with the financial management of Yuanbo Education according to the following requirements:

(1)	Yuanbo Education and any early childhood educational institutions under it shall establish a financial accounting system in accordance with the relevant laws and regulations and the requirements of the relevant competent departments, and shall pay taxes according to laws;

(2)	Yuanbo Education shall prepare a financial accounting report at the end of each fiscal year and such report shall be reviewed and verified by an international accounting firm recognized by Noah according to laws;

(3)	The finance department of Yuanbo Education shall regularly issue financial statements to Noah, and shall cooperate with Noah in the preparation of a statement of current accounts as and when Noah deems necessary.

4.11 The parties agree that Noah shall be entitled to a pre-emptive right in respect of all the equity interests of the Original Shareholders in Yuanbo Education during the period from the date of the 5th anniversary hereof (ie. April 13, 2016) to December 31, 2016, depending on the specific circumstances of its operation. This means that Noah shall have the following option by giving notice to the Original Shareholders in writing: Noah shall acquire all the equity interests of the Original Shareholders in Yuanbo Education in cash or by way of listed shares of “Noah” at a price 7 times of the net profit after taxation of Yuanbo Education for 2016 Financial Year. If Noah does not exercise its option within the above period, the Original Shareholders shall be entitled to a pre-emptive right in respect of all the equity interests of Noah in Yuanbo Education during the period from January 1, 2017 to May 31, 2017. This means that the Original Shareholders shall have the following option by giving notice to Noah in writing: the Original Shareholders shall acquire all of the equity interests of Noah in Yuanbo Education in cash at a price 7 times of the net profit after taxation of Yuanbo Education for 2016 Financial Year.

ARTICLE 5. NON-COMPETITION OBLIGATIONS

5.1 Within 3 years from the Completion Date for the Equity Transfer and Capital Increase and subsequently during the period when the Original Shareholders remain the holder of equity interest of Yuanbo Education or employed by Yuanbo Education, the Original Shareholders shall not operate solely or jointly with others, or directly or indirectly engage in any business that is in competition with the business of Yuanbo Education and the Educational Institutions (the “Competing Activity”) and any other act that causes harm to the interest of the company, including but not limited to:

(1)	having a controlling interest in, holding equity interest of, or indirectly controlling any company or other organization which is engaged in the Competing Activity;

(2)	being a director, management staff, advisor or employee of any company or other organization which is engaged in the Competing Activity;

(3)	providing loans, customer information or assistance of any other forms to any company or other organization which is engaged in the Competing Activity;

(4)	directly or indirectly obtaining interests from the Competing Activity or any company or other organization that is engaged in the Competing Activity;

(5)	employing in any way any person departing from Yuanbo Education and the Educational Institutions since the Completion Date for the Equity Transfer and Capital Increase through any individual or organization that is directly or indirectly controlled by them or has an interest relationship with them; and

(6)	seeking in any way to employ any employees retained by Yuanbo Education and the Educational Institutions at that time.

ARTICLE 6. SUPPLEMENT, AMENDMENT TO, MODIFICATION AND DISCHARGE OF THIS AGREEMENT

6.1 This Agreement shall become effective once it is signed by the parties hereto.

6.2 This Agreement can be amended or modified after a unanimous agreement is reached by the parties hereto through consultation. Any amendment or modification shall be in writing and become effective once it is signed by the parties hereto.

6.3 Discharge. This Agreement can be discharged in the following manner:

(1)	The parties hereto jointly discharge this Agreement and confirm the time of such discharge to take effect by a written agreement;

(2)	A party may notify the other party in writing of the discharge of this Agreement and state the effective date of such discharge in a notice at least 10 business days prior to the effective date of the discharge if any one of the following circumstances occur:

a)	any representation or warranty made by the other party is untrue in all material aspects or there is material omission in it at the time when such representation or warranty is made or on the Completion Date for the Equity Transfer and Capital Increase;

b)	when the other party fails to perform his/her/its agreements, undertakings and obligations hereunder in all material aspects pursuant to this Agreement, the abiding party may notify the defaulting party in writing that such breach shall be rectified within thirty (30) days of the receipt of such notice. If such breach has not been rectified or the defaulting party does not put forward any rectification/compensation proposal that is acceptable to the abiding party (if such proposal is reasonable, the abiding party shall not reject it) within such thirty (30) day period, and the abiding party reasonably believes that such breach may have a significant impact on the financial situation of the company, the abiding party shall be entitled to discharge this Agreement by giving written notice to the defaulting party;

(3)	If the completion of the Equity Transfer and Capital Increase as described in Article 2.1 hereof cannot be made prior to July 1, 2011, Noah shall be entitled to discharge this Agreement.

(4)	Notwithstanding Article 6.3(3) hereof, if the completion of the Equity Transfer and Capital Increase as described in Article 2.1 hereof cannot be made prior to July 1, 2011 due to the fault of Noah, the Original Shareholders or Yuanbo Education shall be entitled to discharge this Agreement.

6.4 Effectiveness of Discharge.

(1)	This Agreement shall have no effect if it is discharged in accordance with any clause of Article 6.3 listed above;

(2)	After the discharge of this Agreement, the parties hereto shall, based on the principles of fairness, reasonableness and good faith, return any total investment amount from Noah hereunder, and shall resume to the original condition at the time of the execution of this Agreement as much as possible. To the extent that the Original Shareholders and Yuanbo Education make material mistakes, the parties hereto shall also pay any interest accrued on the total investment amount of Noah for the period from the date of capital contribution to the return of such investment amount to Noah, which interest shall be calculated at an annual interest rate of 3%.

(3)	After the discharge of this Agreement, all rights and obligations of the parties hereto under this Agreement shall be terminated immediately. No other claims shall be made by a party against the other party in respect of this Agreement or the discharge hereof, except for the liabilities that shall be undertaken under Article 7 hereof.

ARTICLE 7. LIABILITIES FOR BREACH OF CONTRACT

7.1 A breach of contract shall be constituted if a party hereto violates or refuses to perform his/her/its representations, warranties, obligations or liabilities under this Agreement and its exhibits.

7.2 Liabilities for Breach of Contract

In the event of any breach of this Agreement, the defaulting party shall indemnify the abiding party against any loss suffered by him/her/it as a result of the breach of this Agreement by the defaulting party. Any waiver by the abiding party of one or more breach(es) of the other parties shall not deprive him/her/it of the exercise of his/her/its right to terminate this Agreement in future in respect of such breaches. Given that all losses resulting from the breach of this Agreement may not be fully compensated in monetary manner, the abiding party may request the defaulting party to continue the performance of his/her/its obligations or to adopt other remedial measure as permitted by laws, in addition to the assumption by the defaulting party of his/her/its liabilities for making compensation for the breach.

7.3 Unless specifically herein provided, if a party violates this Agreement and the other party therefore bears any cost or liability or suffers from any loss, the defaulting party shall make compensation to the abiding party in respect of such cost, liability, or loss (including, without limitation, any interest paid or lost due to such breach, and legal cost). The total amount of compensation paid by the defaulting party to the abiding party shall be the same as such amount of loss incurred by such breach. The compensation referred above shall include any interest that shall be obtained by the abiding party in connection with the performance of this Agreement but it shall not exceed the reasonable expectation of the parties hereto.

ARTICLE 8. FORCE MAJEURE

8.1 A party shall not be deemed as breach of contract if part or all of his/her/its obligations hereunder cannot be performed due to force majeure but not his/her/its fault. However, such party shall take all necessary remedial measures where circumstances permit so as to mitigate any loss caused by force majeure.

8.2 The party so affected by force majeure shall, within 3 business days after the occurrence of such an event, notify the other parties in writing of the account of the event and, within 15 business days after the occurrence thereof, provide a detailed account of the event, as well as the valid evidence stating the reasons for his/her/its being unable to fully or partially perform or his/her/its delay in the performance of this Agreement. Such evidence shall be issued by the public notary organization in the locality of such force majeure. The parties hereto shall, in accordance with the extent to which the performance of this Agreement is affected by force majeure, consult with each other and decide on whether or not to terminate this Agreement, or partially waive or delay the performance of this Agreement. In the event that no agreement can be reached within 60 days after the occurrence of force majeure or change of situation, the party so affected by force majeure or the change of situation shall be entitled to terminate this Agreement, and no party shall be liable for making compensation for any loss suffered by the other parties hereto arising therefrom.

8.3 A force majeure shall mean any objective circumstance that is unforeseeable, unavoidable, and cannot be overcome, including the circumstances that the performance of this Agreement is directly affected by or this Agreement cannot be performed on the agreed terms due to earthquake, typhoon, flood, fire, war, and other unforeseeable force majeure events, the occurrence and consequence of which are unpreventable or unavoidable (the “Event of Force Majeure”), or the change of any laws, regulations and rules and regulations, or promulgation of new laws, rules and regulations, or any government act.

ARTICLE 9. GOVERNING LAW AND DISPUTE RESOLUTION

9.1 The formation of this Agreement, its validity, interpretation, performance, and dispute resolution shall be governed by and construed in accordance with the laws of the PRC. If, however, any specific matter relating to this Agreement has not been provided for in the PRC laws and regulations that have been promulgated, it shall be handled with reference to the general international commercial practices to the extent as permitted by the PRC laws and regulations.

9.2 All disputes arising from the implementation of this Agreement or in connection with this Agreement shall be resolved by the parties through friendly consultation. If any dispute cannot be resolved through consultation within 15 days after its occurrence, any party shall have the right to submit such dispute to China International Economic and Trade Arbitration Commission, South China Sub-Commission, for arbitration in Shenzhen in accordance with its arbitration procedures and rules then in force. The arbitration tribunal shall consist of 3 arbitrators designated pursuant to the arbitration rules. The arbitration proceedings shall be conducted in Chinese. The arbitral award shall be final and binding upon all parties.

9.3 During arbitration, all parties shall continue to have any other right hereunder and shall continue to perform their respective obligations hereunder.

ARTICLE 10. NOTICE AND DELIVERY

10.1 Any notice or other communication relating to this Agreement to be given by a party to the other parties (the “Notice”) shall be in writing (including facsimile or email), and shall be delivered to the recipients at the following correspondence addresses or contact numbers. In addition to the above, a valid notice shall also state the name of the following contact persons.

Noah

Contact Person: Dong Xu

Address: B1002, Tian’an Cyber Park Building, Chegong Temple, Futian District, Shenzhen

Telephone No.: 0755-82049484

Fax No.: 0755-82049670

Li Cao

Contact Person: Li Cao

Correspondence Address: Jiaxing Qing An Kindergarten, 318 Xinxiu Road, Xiuzhou New District, Jiaxing, Zhejiang

Postal Code: 314031

Telephone No.: 13605830818; 0573-82711331

Fax No.: 0573-82711331

Rongda Liu

Contact Person: Rongda Liu

Correspondence Address: Jiaxing Qing An Kindergarten, 318 Xinxiu Road, Xiuzhou New District, Jiaxing, Zhejiang

Postal Code: 314031

Telephone No.: 13857375986; 0573-82711331

Fax No.: 0573-82711331

Yuanbo Education

Contact Person: Li Cao

Correspondence Address: Room 2034, Block 1, 600 Meiyu Road, Nanxiang Town, Jiading District, Shanghai

Postal Code: 210050

Telephone No.: 13605830818; 0573-82711331

Fax No.: 021-67311678

10.2 The time for delivery of any Notice using the communication methods specified in the above clause shall be determined in the following manner:

(1)	if delivered in person, such Notice shall be deemed to have been given at the time when the recipient gives his/her signature for confirmation of the receipt thereof. No delivery shall be deemed as valid if such recipient has not signed for confirmation;

(2)	if sent by post, such Notice shall be sent by registered and express mail or courier, and shall be deemed to have been given on the 7th day after it was put into the post;

(3)	if sent by facsimile or email, such Notice shall be deemed to have been given after the confirmation of the recipient. The date when confirmation is made by the recipient shall be deemed as the date of delivery.

10.3 In the event of any change of the correspondence address or contact number of any party (hereinafter referred to as the “Changing Party”), the Changing Party shall notify the other parties of the same within 7 days of such change. If the Changing Party fails to give notice in a timely manner as required, he/she/it shall bear any loss arising therefrom.

ARTICLE 11. DISCLOSURE OF INFORMATION

11.1 All terms and detailed rules of this Agreement and its exhibits (including all terms or even the existence of this Agreement, and any document relating to the Equity Transfer and Capital Increase) shall be confidential information. Unless otherwise herein required, the parties hereto shall not disclose such confidential information to any third party. If any disclosure of information is required by laws, the party who needs to make information disclosure shall seek opinions from the other parties in respect of the information disclosure and submission within the reasonable time prior to such disclosure or submission; and if required by the other parties, the party who needs to make information disclosure shall seek confidential treatment for any information disclosed or submitted as much as possible.

11.2 Without the written consent of Noah, the Original Shareholders and Yuanbo Education shall not disclose to the general public the Capital Increase of Noah and its acceptance of the transfer of equity interest in any press conference, industry or professional media, marketing materials, and in any other manner.

11.3 Each party shall keep in confidence any proprietary or secret or confidential data and information relating to the company or its business, or belonging to the other parties, or disclosed to him/her/it by the other parties at any time or for the purpose of negotiating this Agreement or establishing or operating the company, as well as any content of this Agreement (the “Confidential Information”), and shall not disclose such Confidential Information to any third party or individual other than the parties hereto, the company, professional advisors and the relevant government departments.

11.4 The parties agree and undertake that they will procure any director appointed by them not to use any Confidential Information for any purpose other than for the exercise of their powers and functions as directors or business operation of the company.

11.5 The parties agree and undertake that they will procure any director appointed by them not to use any Confidential Information for any purpose other than for the exercise of their powers and functions as directors or business operation of the company.

11.6 Notwithstanding the aforesaid, Yuanbo Education shall, after the Completion Date for the Equity Transfer and Capital Increase, be entitled to disclose the existence of the Equity Transfer and Capital Increase, as well as Noah’s involvement in the Equity Transfer and Capital Increase to the company’s investors, its investment banks, lenders, accountants, legal advisors, business partners, and bona fide potential investors and employees, provided that any individual or organization being aware of such information has agreed to undertake the confidentiality obligations.

11.7 Noah shall be entitled to disclose its involvement in the Equity Transfer and Capital Increase of Yuanbo Education to any third party or the public.

11.8 The restrictions mentioned in this Article 11 above shall not apply to any information disclosed in the following circumstances:

(1)	any information disclosed or used as required by laws or any regulatory authorities;

(2)	any information disclosed or used as required by any judicial proceeding in connection with this Agreement or any other agreements signed pursuant to this Agreement, or any information of relevant matters disclosed to the taxation authority;

(3)	any information disclosed to professional advisors of the parties, and the parties shall request such professional advisors to observe the requirements of this Article 11 with respect to the Confidential Information, as if they were a party to this Agreement;

(4)	any information that has been in the public domain due to any reason other than the fault of the parties hereto or the company;

(5)	any information disclosed under Articles 11.6 and 11.7;

(6)	any information disclosed or used with the prior written approval of the other parties.

If any information disclosure is made due to the above reasons, the party who makes such disclosure shall discuss the information disclosure and submission with the other parties within the reasonable time prior to such disclosure or submission, and shall enable the party who is aware of such information to treat the information disclosed or submitted as confidential as much as possible when the other parties require to make information disclosure or submission.

ARTICLE 12. BYE-LAWS

12.1 All exhibits hereto are an integral part of this Agreement, which shall be a supplement to and have the same legal effect as the main body of this Agreement. In the event of any conflict between the main body of this Agreement and the exhibits hereof and any document filed to the department in charge of industrial and commercial administration for the performance of this Agreement, the main body of this Agreement shall prevail and any amendments hereto shall be made accordingly.

12.2 This Agreement and any exhibits hereto are the complete and unanimous agreement between the parties with respect to the subject matter of this Agreement, and supersedes all other previous written and oral agreements or other documents between the parties with respect to such subject matter.

12.3 If any provision of this Agreement and all agreements described in any exhibits hereto should be invalid or unenforceable due to its applicable laws, such provision shall be deemed not to have been existed since then and shall not affect the validity of the other provisions of this Agreement. The parties hereto shall determine a new provision through negotiation to the extent as permitted by laws to ensure the realization of intention of the original provisions to the greatest extent.

12.4 This Agreement shall be binding upon any successor and assign of the parties and the successors and assigns mentioned above may be entitled to all rights and interests hereunder.

Noah may assign and transfer its rights, interests and obligations hereunder to its affiliates, wholly-owned subsidiaries, and any wholly-owned subsidiaries of its holding company.

Save for the aforesaid, no party shall assign or transfer any of his/her/its rights or obligations hereunder.

12.5 Unless otherwise herein provided, failure or delay on the part of either party hereto to exercise any right, power, or privilege under this Agreement shall not operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege preclude exercise of any other right, power or privilege.

12.6 This Agreement shall become effective once it is signed by the respective legal representatives or authorized representatives of the parties.

12.7 This Agreement is executed in 12 originals. Noah shall keep 2 originals, the Original Shareholders and Yuanbo Education shall keep 6 originals, and the remaining 4 originals shall be submitted for approval (if necessary). All of them shall have the same legal effect.

[This page, which is intentionally left blank, is the signature page of the Investment Agreement for Noah.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed by their respective duly authorized representatives on the day first above written.

Noah Educational Technology (Shenzhen) Co., Ltd. (Chop)

[Chop of Noah Educational Technology (Shenzhen) Co., Ltd. is affixed]

Authorized Representative: /s/ Jerry He

[This page, which is intentionally left blank, is the signature page of the Investment Agreement for Yuanbo Education.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed by their respective duly authorized representatives on the day first above written.

Shanghai Yuanbo Education Information and Consulting Corporation Ltd. (Chop)

[Chop of Yuanbo Education Information and Consulting Corporation Ltd. is affixed]

Authorized Representative: /s/ Li Cao

[This page, which is intentionally left blank, is the signature page of the Investment Agreement for the Original Shareholders.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed by their respective duly authorized representatives on the day first above written.

Li Cao, with ID card number: 33010619701120006X

/s/ Li Cao

Rongda Liu, with passport number: 02508398

/s/ Rongda Liu

LIST OF EXHIBITS

Exhibit 1: Documents Submitted by Yuanbo Education for Approval:

Yuanbo Education’s Articles

Yuanbo Education’s EJV Contract

Equity Transfer and Capital Increase Agreement

Exhibit 2: Valuation Amount and Key Personnel of Yuanbo Education and the Educational Institutions

No.	Full Name of Yuanbo Education and the Educational Institutions	Abbreviated Name	Valuation Amount	Name and Position of Key Personnel

1	Shanghai Yuanbo Education Information and Consulting Corporation Ltd.	Yuanbo Education

1	Jiaxing Qing An Kindergarten	Jiaxing Qing An

2	Wuxi City Binhu District Qing An Little Cambridge Kindergarten	Wuxi Little Cambridge

3	Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten	Qing An Little Cambridge

4	Jiaxing Qing An Xiu Cheng Kindergarten	Qing An Xiu Cheng

5	Jiaxing Qing An Little Harvard Kindergarten	Qing An Little Harvard

6	Shaoxing City Yuecheng District Victoria Kindergarten	Yuecheng Victoria

7	Haining City Qing An Kindergarten	Haining Qing An

8	Ningbo City Yinzhou District Zonggong Temple Qing An Little Oxford Kindergarten	Ningbo Little Oxford

9	Shanghai Jinshan District Private-Run Little Harvard Kindergarten	Jinshan Little Harvard

10	Jiaxing City Xiuzhou Experimental Kindergarten	Jiaxing Xiuzhou

11	Deqing County Green-City Qing An Kindergarten	Deqing Qing An

12	Haiyan County Qing An Yijia Garden Kindergarten	Haiyan Qing An

13	Tongxiang City Qing An Happy Kids Kindergarten	Tongxiang Happy Kids

14	Wuxi City Binhu District Qinxin Experimental Kindergarten	Wuxi Qinxin

15	Tongxiang City Huali Kindergarten	Tongxiang Hauli

16	Tongxiang City Qing An Little Oxford Kindergarten	Tongxiang Little Oxford

Remarks	Housing Ownership Certificate No.: Jia, Property Right Certificate No.: He Zi No. 00118413	Qing An Headquarter’s Property	Not within the scope of this transaction

Exhibit 3: Reorganization

1. The list of the early childhood educational institutions under Yuanbo Education (the “Educational Institutions”) shall be subject to the table listed in Exhibit 2 hereto.

2. The change of registration with respect to the founders and investors of all the Educational Institutions shall be completed (in the event of any special adjustment, please refer to Article 2.4 hereof), the details of which is as follow: all founders and investors of the Early Childhood Educational Institutions shall have been changed to Yuanbo Education with its equity ratio being 100%. The completion of such change shall be subject to the information contained in the Registration Certificate of Private Non-Enterprise Entities (Legal Person) and the Permit for Operation of Schools for Privately-run Schools held by the Early Childhood Educational Institutions, as well as their articles of association registered and filed with the department in charge of education. Unless otherwise waived by Noah, this matter shall be completed by May 31, 2011.

3. The approval by the commercial department for the change of Yuanbo Education from a domestic enterprise to a sino-foreign equity joint venture shall be completed, the details of which is as follows: Yuanbo Education shall have obtained the Approval Certificate issued by the approval department in charge of foreign investment and business and the replies in relation thereto, giving its consent to the change of Yuanbo Education to a sino-foreign equity joint venture, and Li Cao and Rongda Liu acting as the Chinese investor and foreign investor, respectively. Unless otherwise waived by Noah, this matter shall be completed by May 31, 2011.

4. The change of registration for shareholders (or investors) of Yuanbo Education with the department in charge of industrial and commercial administration shall be completed, the details of which is as follows: the shareholders of Yuanbo Education shall have changed to Li Cao and Rongda Liu. The completion of such change shall be subject to the information contained in the Notice for the Approval of Change or the File Information Retrieved by Enterprise Information Machines issued by the department in charge of industrial and commercial administration at the place at which Yuanbo Education is located. Unless otherwise waived by Noah, this matter shall be completed by May 31, 2011.

Exhibit 4: Representations and Warranties

1.	Representations and Warranties by Noah

1.1	Legal Status and Capacity of Noah. Noah has the full and independent legal status and capacity to execute, deliver and perform this Agreement, and may act as a party to a litigation separately. The execution by Noah of this Agreement and the performance of its obligations hereunder shall not violate any relevant laws, regulations, and governmental orders, nor shall they be in conflict with any contract or agreement to which it is a party or which is binding upon its assets. This Agreement shall be legally binding on Noah. The execution and performance of this Agreement will not violate or contradict with any terms in the articles of association of Noah or its other constitutional rules.

1.2	Capacity to Pay and Authorization. Noah guarantees that it has sufficient capacity to pay the Capital Increase Amount and the Equity Transfer Price to Yuanbo Education and the Original Shareholders in accordance with the terms and conditions hereof. Noah has obtained all consents or authorizations from third parties that are necessary for the transactions contemplated hereunder.

2.	Representations and Warranties by the Original Shareholders and Yuanbo Education

On the date hereof, the Original Shareholders and Yuanbo Education jointly and severally represent and warrant to Noah in respect of the following matters arisen on or before the date of this Agreement. The following representations and warranties are true, accurate and complete, and not misleading:

2.1	Authorization. The execution by the Original Shareholders and Yuanbo Education of this Agreement, the performance of all their respective obligations hereunder, and the consummation of all the transactions contemplated hereunder have been fully and duly authorized. This Agreement is legally binding upon the Original Shareholders and Yuanbo Education.

2.2	Investment. Save for the circumstances disclosed, the Original Shareholders and Yuanbo Education have no share in other companies, affiliates, offices, branch offices and other social organizations, or shareholders interest in any business that is in competition with the principal business of Yuanbo Education and the Educational Institutions; nor do they directly or indirectly control or hold any share in any other entity, nor have any interest in any other entity whose business is in competition with the principal business of Yuanbo Education and the Educational Institutions. The Original Shareholders do not in any way take part or participate in any business operation that is in competition with the principal business of Yuanbo Education and the Educational Institutions.

2.3	No Conflict. The execution and performance by the Original Shareholders and Yuanbo Education of this Agreement will not result in any violation or conflict of any terms of Yuanbo Education’s Articles or any other constitutional rules, and any violation of PRC mandatory laws and regulations; all the Original Shareholders and Yuanbo Education have obtained any consent or authorization from third parties that is necessary for the transactions contemplated hereunder. The Original Shareholders have complete, lawful, and full capacity for civil conducts and civil rights. There is no circumstance where any civil right is subject to restrictions.

2.4	Validly Existing. Yuanbo and each of it’s the early childhood educational institutions under it is an entity incorporated and validly existing under applicable laws. Yuanbo Education and any early childhood educational institutions under it have fully paid their respective registered capitals or start-up capital according to the payment schedule set out in their respective articles of association, approval documents, business licenses, Registration Certificate of Private Non-Enterprise Entities (Legal Person) and Permit for Operation of Schools for Privately-run Schools (the “Incorporation Documents”), which is in compliance with the requirements of the PRC laws. There is no registered capital or start-up capital that has not been paid or delayed in payment, and there is no registered capital or start-up capital that has been taken away. All the Incorporation Documents of Yuanbo Education and any early childhood educational institutions under it have been legally and validly approved or registered (if required), and are valid and enforceable under the laws of the PRC. The business scopes of Yuanbo Education and any early childhood educational institutions under it as set forth in the Incorporation Documents are met with the PRC legal requirements. The production and business operation of Yuanbo Education and any early childhood educational institutions under it are in compliance with the laws of the PRC. All certificates, licenses, and permits required under the laws of the PRC for the production and business operation of Yuanbo Education and any early childhood educational institutions under it have been applied for and obtained according to laws; The early childhood educational institutions under Yuanbo Education, which include: Jiaxing Qing An Kindergarten, Wuxi City Binhu District Qing An Little Cambridge Kindergarten, Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten, Jiaxing Qing An Xiu Cheng Kindergarten, Jiaxing Qing An Little Harvard Kindergarten, Shaoxing City Yuecheng District Victoria Kindergarten, Haining City Qing An Kindergarten, Ningbo City Yinzhou District Zonggong Temple Qing An Little Oxford Kindergarten, Shanghai Jinshan District Private-Run Little Harvard Kindergarten, Jiaxing City Xiuzhou Experimental Kindergarten, Deqing County Green-City Qing An Kindergarten, Haiyan County Qing An Yijia Garden Kindergarten, Tongxiang City Qing An Happy Kids Kindergarten, Wuxi City Binhu District Qinxin Experimental Kindergarten, Tongxiang City Huali Kindergarten, Tongxiang City Qing An Little Oxford Kindergarten (collectively referred to as the “Educational Institutions”), have carried out (including, without limitations) all registration formalities with national and local civil affairs bureaux and education bureaux of the PRC, as well as other relevant administrative departments in respect of their investment and operation. All approvals or permits in relation thereto have been obtained according to laws; Yuanbo Education and the Educational Institutions have completed their respective registration formalities with the relevant administrative department in respect of their cooperation with offshore organizations that is necessary for their business operation. All approvals or permits in relation thereto have also been obtained according to laws (if applicable). Moreover, all of the above permits, approvals, or registration are validly existing. Yuanbo Education and the Educational Institutions have passed an annual inspection conducted by the relevant body authorized by the government with respect to all of their certificates, licenses and permits, if any.

2.5	Undisclosed Liabilities. There are no other substantial liabilities (being any liabilities whose amount exceeds RMB100,000) of Yuanbo Education and the Educational Institutions that have not been shown in their respective balance sheets: (1) any liabilities incurred by Yuanbo Education and the Educational Institutions in the normal course of their business operation after the date of balance sheet, which is not prohibited by this Agreement and would not have any material adverse effect on Yuanbo Education and the Educational Institutions or any of their shareholders.

2.6	Capital Structure. The shareholding structure of registered capital or founders and investors of each of Yuanbo Education and the Educational Institutions as set forth in its/their articles of association and any amendments thereto that were registered and filed with the departments in charge of industrial and commercial administration, civil affairs administration and management, and educational administration is entirely consistent with the record in the latest articles of association and/or any amendments thereto of Yuanbo Education and the Educational Institutions as provided by the Original Shareholders, Yuanbo Education, and the Educational Institutions to Noah, and accurately and completely reflects the capital structure of Yuanbo Education and the Educational Institutions prior to the completion. Yuanbo Education and the Educational Institutions have never made any commitment to any person to issue nor have actually issued, in any way, any interests, shares, bonds, and options of Yuanbo Education and the Educational Institutions, or interests of the same or similar nature other than the above shareholders interest or founders interest, including but not limited to the granting of equity interests as gift to any senior management, key employees or shareholders of Yuanbo Education and the Educational Institutions, and/or other profit-making and non-profit organizations.

2.7	No Change. From September 30, 2009 to the Completion Date for the Capital Increase and Equity Transfer, unless otherwise herein required or except as disclosed by the Original Shareholders, Yuanbo Education, and the Educational Institutions in the exhibits hereto and with the written approval of Noah, the Original Shareholders, Yuanbo Education, and the Educational Institutions have not done the following or fallen into the following circumstances:

(1)	repayment in advance of any liabilities that has not been due;

(2)	provision of guarantees and security to others, creation of mortgages, pledges and other guarantees over their assets for others;

(3)	discharge of any claims against others or waiver of any rights of claim;

(4)	amendment to any existing contracts or agreements, which would have a material adverse effect on Yuanbo Education and the Educational Institutions;

(5)	release of bonus to any management staff, directors, employees, sales representatives, agents, presidents, headmasters of kindergartens, financial personnel or formal or informal, full-time or part-time advisors or increase of income of any other form (unless it is the subsidy, bonus, or other income that is customarily released), or increase of the level of compensations by more than 15% for the top 5 employees with highest pay among the company, managers, deputy managers or other senior management, presidents, headmasters of kindergartens, financial personnel, or formal or informal, full-time or part-time advisors within 12 months;

(6)	suffering of any loss (whether or not it is insured) or occurrence of any safety responsibility incidents in the Educational Institutions, or any change of their relationship with suppliers, customers, or employees, which would have a material adverse effect on Yuanbo Education and the Educational Institutions;

(7)	amendment to the accounting and auditing methods, policies, or principles, as well as financial and accounting rules and regulations of Yuanbo Education and the Educational Institutions;

(8)	transfer by Yuanbo Education and the Educational Institutions of any intellectual property rights, trade secrets and trade names, or business names of Yuanbo Education and the Educational Institutions, or granting by Yuanbo Education and the Educational Institutions of a license to others to use the same;

(9)	material change of any sales practices or auditing methods, or employment policy, as well as rules and regulations;

(10)	material adverse change in the financial situation of Yuanbo Education and the Educational Institutions; occurrence of significant transactions outside the ordinary course of business with significant liabilities incurred (the term “significant” used in the “significant transactions” and “significant liabilities” means that there will be an adverse effect on the normal business operation and valid existence of Yuanbo Education and the Educational Institutions);

(11)	adoption of any shareholders or board resolutions in respect of any matters other than those customarily discussed at any shareholders’ meeting, except for the resolution adopted for the performance of this Agreement;

(12)	declaring, having paid or distributed, or preparing to declare, pay, or distribute any dividends, bonus, or shareholders’ profits of any other form;

(13)	save for all matters relating to reorganization as set forth in the Reorganization in Exhibit 3, (i) any sale of assets, mortgage, pledge, lease, transfer, and other disposal that is beyond the normal business scope and whose transaction amount is in excess of RMB100,000, (ii) except for customary business, the disposal of any fixed assets or consent to dispose of or acquire fixed assets, waiver of any right to manage any assets of Yuanbo Education and the Educational Institutions, execution of any contracts involving expenditures of fixed assets, creation of any other liabilities of the company; (iii) creation of any expenditure that is beyond the normal business scope and whose amount is in excess of RMB100,000, or purchase of any tangible or intangible assets (including any investment in shareholders’ interest of the company), insofar as Yuanbo Education and the Educational Institutions;

(14)	any significant transaction or action that is outside the scope of the customary business operation of Yuanbo Education and the Educational Institutions;

(15)	any act or omission to act which could result in the above circumstances.

2.8	Taxation. Yuanbo Education and the Educational Institutions have completed all taxation registration as required by laws and regulations.

2.9	Assets. Yuanbo Education and the Educational Institutions legally own or use all of the equipment, fixed and intangible assets owned or occupied by them, respectively (the properties at the Qing An headquarter will not be included in this transaction).

2.10	Real Estate. Yuanbo Education has the legal right to use the office premises currently used by it. Yuanbo Education and the Original Shareholders confirm that its Educational Institutions have the right to use all of its properties that are being used as campus.

2.11	Contracts. Yuanbo Education and the Educational Institutions have provided Noah with copies of some material agreements or contracts currently in effect (which are consistent with their originals), and Yuanbo Education, the Educational Institutions, and the Original Shareholders guarantee that all contracts of Yuanbo Education and the Educational Institutions currently in effect are lawful, valid and is enforceable according to laws, and all contracts currently in effect are duly performed. There is no circumstance where a material breach is committed by Yuanbo Education, the Educational Institutions, or any other transaction party.

None of Yuanbo Education and the Educational Institutions will be a party to nor be subject to any contracts, agreements, or other documents if such contracts, agreements, or other documents:

(1)	are not made in the ordinary course of business;

(2)	are not fully made on an arms-length basis;

(3)	bring any losses to Yuanbo Education and the Educational Institutions or impair the interest of Yuanbo Education and the Educational Institutions;

(4)	result in the circumstances that Yuanbo Education and the Educational Institutions violate any terms and obligations under the contracts, agreements, or documents to which they are a party or which are binding upon them.

2.12	Accounting Treatment. As of today, no interference nor punishment has been imposed by the local competent departments (including taxation department, education administrative department, etc) on Yuanbo Education and the Educational Institutions in respect of their accounting treatment; and as far as Yuanbo Education and the Original Shareholders know or reasonably foresee, there is no sign or indication of having the risks of such interference or punishment.

2.13	Disputes. There is no significant dispute between Yuanbo Education and the Educational Institutions (as a party) and any third parties (as the other party) (such dispute means any dispute which has entered into litigation proceedings, or causes the company to make a compensation of over RMB100,000, or would have an adverse effect on the reputation of Yuanbo Education and the Educational Institutions).

2.14	Litigation. There is no such following circumstance which would have a material adverse effect on Yuanbo Education and the Educational Institutions, or would passively affect the formation of this Agreement, its validity and enforceability, as well as the transfer of shareholders’ interest hereunder, whether it has been completed, is pending or reasonably expected to be likely to occur:

(1)	any punishment, prohibition order or decree imposed by government departments on Yuanbo Education and the Educational Institutions;

(2)	any other proceeding, such as civil, criminal, and administrative litigation or arbitration, or dispute against Yuanbo Education and the Educational Institutions.

2.15	Compliance with Laws. All businesses being operated by Yuanbo Education and the Educational Institutions are in compliance with the laws, regulations, and rules currently in force, and any other administrative rules of national administrative and management authorities (collectively referred to as the “Regulations”), and do not violate any Regulations, which would have a material adverse effect on the business operation or assets of Yuanbo Education and the Educational Institutions.

2.16	Employees.

(1)	All employees of Yuanbo Education and the Educational Institution are in compliance with the relevant labor laws and Regulations applicable to them;

(2)	There is no existing labor dispute or conflict between Yuanbo Education and the Educational Institutions and their existing or former employees, nor is there any labor dispute or conflict that is reasonably expected to be likely to occur;

(3)	Yuanbo Education and the Educational Institutions have no obligation to pay any economic compensation in connection with the termination of labor relationship or any other similar compensation or indemnification cost relating to employment that shall be paid but have not been paid.

2.17	Special Representations and Warranties by Yuanbo Education and the Original Shareholders. In addition to the general representations and warranties as set forth above, Yuanbo Education and the Original Shareholders jointly and severally represent and warrant as follows:

(1)	For the purpose of this Agreement, the Original Shareholders and Yuanbo Education will make their best effort to coordinate with Noah to implement the reorganization arrangement hereunder (including any exhibits hereto). Without the written consent of Noah, they will not disclose externally the reorganization arrangement hereunder and any specific requirements in relation thereto; if the disclosure is mandatorily required by laws, they shall notify Noah of the same in advance.

(2)	Jiaxing Qing An Kindergarten’s co-organizer, The Association for Education in Xiuzhou District, Jiaxing City, has made no actual capital contribution since the establishment of the Kindergarten to the date hereof. The Original Shareholders warrant that they will be liable to Noah for making compensation for any reputational, commercial, financial, and legal risks suffered by Yuanbo Education and/or Jiaxing Qing An Kindergarten after the Completion Date for the Equity Transfer and Capital Increase due to the failure on the part of Jiaxing Qing An Kindergarten to make any actual capital contribution.

(3)	After the completion of all matters of the reorganization described in Exhibit 3 hereto, Yuanbo Education will own 100% of the founder’s and investor’s interest in Jiaxing Qing An Kindergarten, Wuxi City Binhu District Qing An Little Cambridge Kindergarten, Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten, Jiaxing Qing An Xiu Cheng Kindergarten, Jiaxing Qing An Little Harvard Kindergarten, Shaoxing City Yuecheng District Victoria Kindergarten, Haining City Qing An Kindergarten, Ningbo City Yinzhou District Zhonggong Temple Qing An Little Oxford Kindergarten, Shanghai Jinshan District Private-Run Little Oxford Kindergarten, Jiaxing City Xiuzhou Experimental Kindergarten, Deqing County Green-City Qing An Kindergarten, Haiyan County Qing An Yijia Garden Kindergarten, Tongxiang City Qing An Happy Kids Kindergarten, Wuxi City Binhu District Qinxin Experimental Kindergarten, Tongxiang City Huali Kindergarten, and Tongxiang City Qing An Little Oxford Kindergarten, and will have the right to legally and validly obtain reasonable return from the early childhood educational institutions mentioned above.

(4)	The Educational Institutions have not paid any enterprise income tax since their establishment to the date hereof. If the Institutions are required by the department in charge of taxation to pay back any payable enterprise income tax or are subject to a penalty as a result thereof, Noah may claim back in full any loss in relation thereto from the Original Shareholders in the manner as specifically described below: the Original Shareholders will ultimately bear all additional taxes payable that were incurred or/and penalties prior to the Completion Date for Change of Registration. Noah and the Original Shareholders shall jointly bear all additional taxes payable that were incurred prior to the Completion Date for Change of Registration according to their respective equity ratios in Yuanbo Education.

(5)	Yuanbo Education and the Educational Institutions have submitted to any taxation department which made requests to them any information required by it; as of the date hereof, there has been no dispute involving the existing or potential taxation liabilities or taxation preferential treatment of the company between Yuanbo Education and the Educational Institutions and taxation departments;

(6)	Yuanbo Education and the Educational Institutions have financial information which is used for normal tax recordation and payment;

(7)	Prior to the completion of the reorganization set forth in Exhibit 3 hereof, certain of the Educational Institutions have not specified in their articles of association and the Permits for Operation of Schools as to whether investors expressly request to get reasonable return. If, after the Completion Date for the Equity Transfer and Capital Increase, any early childhood educational institution is subject to penalty or suffers from any other loss because of this and due to any previous distribution, Noah shall have the right to claim back any loss arising therefrom from the Original Shareholders.

(8)	In relation to Rongxiang Experimental Kindergarten, Rongxiang Street Assets Operation Company (“Party A”) entered into the Tenancy Agreement with Fang Zhang and Rongda Liu (“Party B”) on May 26, 2007, pursuant to which Party B would be required take up all formal teachers of the original Rongxiang Center Kindergarten without conditions. All teaching staff would be subject to the daily administration of the kindergarten and any relevant economic remuneration would be required to deal with in accordance with the applicable policies of the kindergarten. In accordance with the Tenancy Agreement dated on August 26, 2009 between Rongxiang Assets Operation Company in Binhu District, Wuxi City (“Rongxiang Assets Company”) and Yuanbo Education, all debts and liabilities incurred by Yuanbo Education during the period of 2 years when Rongxiang Experimental Kindergarten was under public management shall be borne by Yuanbo Education and also unrelated to Rongxiang Assets Company. The Original Shareholders guarantee that Noah shall have the right to claim back from the Original Shareholders any direct or indirect losses suffered by Yuanbo Education in connection with its operation of Rongxiang Experimental Kindergarten with Rongxiang Assets Company, as well as the resolution of any historical problems left behind from the period when Rongxiang Experimental Kindergarten was under public management.

(9)	Yuanbo Education and the Original Shareholders guarantee that the leasing or occupation by the Educational Institutions of any properties being used by kindergartens are legally valid. The Original Shareholders guarantee that Noah shall have the right to claim back from the Original Shareholders any losses suffered by the kindergartens from their operation due to any similar problems such as defective title in the ownership of leased properties or illegal occupation of existing properties after the Completion Date for the Equity Transfer and Capital Increase.

(10)	Save for the employee’s welfares, social and pension protection stipulated by the PRC labor laws and the relevant requirements, Yuanbo Education does not have any other related on-the-job, retirement or pension welfare or protection.

(11)	Prior to the execution of this Agreement, there are circumstances where certain employees who have labor relationship with Yuanbo Education and the Educational Institutions have not entered into labor contracts. The Original Shareholders and Yuanbo Education undertake that they will make their best effort to procure the relevant entities to sign any applicable labor contracts as previously required after the date thereof. If Yuanbo Education and the Educational Institutions are held to be liable for economic compensation or fined by the department in charge of labor supervision due to any labor dispute submitted by such employees for arbitration, the Original Shareholders guarantee that they will bear the portion of the relevant cost, such as economic compensation or administrative penalty, incurred prior to the Completion Date for the Equity Transfer and Capital Increase (which will be calculated pro rata based on the number of months).

(12)	The Original Shareholders and Yuanbo Education undertake that they will make their best effort to procure Yuanbo Education and the Educational Institutions to complete valid registration of social insurance and to pay social insurance and housing provident fund for such employees pursuant to the requirements of applicable laws and regulations prior to the Completion Date for the Equity Transfer and Capital Increase. If Yuanbo Education or the Educational Institutions is required to make any additional payment, is subject to administrative punishments or required to assume any other civil or administrative liabilities due to the failure on its part to complete the registration of social insurance or to pay in full any social insurance or housing provident fund in a timely manner for such employees according to laws, the Original Shareholders guarantee that they will bear any direct or indirect losses suffered by Noah arising therefrom.

(13)	The Original Shareholders and Yuanbo Education undertake that they will, prior to the Completion Date for the Equity Transfer and Capital Increase, ensure all the Educational Institutions to obtain the valid Permit for Catering Service or Permit for Food Hygiene. The Original Shareholders also guarantee that Noah shall have the right to claim back from the Original Shareholders any direct or indirect losses suffered by the relevant Early Childhood Educational Institutions due to the failure on their part to be qualified to get the Permit for Catering Service or Permit for Food Hygiene prior to the Completion Date for the Equity Transfer and Capital Increase.

(14)	The Original Shareholders and Yuanbo Education undertake that they will, prior to the Completion Date of the Equity Transfer and Capital Increase, ensure all the Educational Institutions to obtain the valid certificate of Qualified Health Care Units or similar documentation. The Original Shareholders also guarantee that Noah shall have the right to claim back from the Original Shareholders any direct or indirect losses suffered by the relevant Educational Institutions due to the failure on their part to be qualified to get the certificate of Qualified Health Care Units prior to the Completion Date for the Equity Transfer and Capital Increase.

(15)	All working staff of the Educational Institutions have valid health documentation. Noah shall have the right to claim back from the Original Shareholders any direct or indirect losses suffered by the relevant Educational Institutions due to the failure on the part of certain working staff to obtain health documentation according to laws prior to the Completion Date of the Equity Transfer and Capital Increase.

(16)	Liuxiang Zhang, a board member appointed by Jiaxing Qing An was originally the deputy director of the education bureau in Jiaxing City. The Original Shareholders and Yuanbo Education undertake that they will remove and replace such board member as soon as possible after the date hereof.

(17)	The Educational Institutions have not employed any expatriate employees and have not entered into de facto employment relationship with any expatriate employees.

2.18	The Original Shareholders have a full and exclusive right to own and dispose of any equity interest of Yuanbo Education to be transferred to Noah pursuant to this Agreement; there is no security interest or third party interest, nor third party claim or encumbrance over or in respect of the equity interest to be transferred.

2.19	Information Disclosure. All documents, materials and information provided by the Original Shareholders, Yuanbo Education and the Educational Institutions to Noah prior to and after the date hereof are in all substantive respects true, accurate, complete, not misleading, and without any omission and withdrawal of facts.

2.20	The Original Shareholders and Yuanbo Education will make all of the above representations and warranties to Noah again on the Completion Date for the Equity Transfer and Capital Increase, and guarantee that there should be no other event during the period from the date hereof to the Completion Date for the Equity Transfer and Capital Increase which would have a material adverse effect on the assets of Yuanbo Education and the Educational Institutions, their businesses, financial situation, and prospect.

3.	Further Undertakings

3.1	Operation of the Original Shareholders, Yuanbo Education, and the Educational Institutions. From the date hereof to the date on which the change of registration with the department in charge of industrial and commercial administration is completed in respect of the equity interest and registered capital of Yuanbo Education, except for the reason of any act taken pursuant to this Agreement and its exhibits or unless with the written consent of Noah, the Original Shareholders and Yuanbo Education undertake that:

(1)	Yuanbo Education and the Educational Institutions will operate their respective businesses in a normal manner, and will maintain their normal relationship with government departments, customers, employees and students, parents of such students so as to ensure that the reputation and operation of Yuanbo Education and the Educational Institutions will not be materially and adversely affected after the Equity Transfer and Capital Increase;

(2)	Yuanbo Education and the Educational Institutions will not make dividends distribution or shares repurchase, nor will they carry out any unusual transaction or incur unusual liabilities. Save for the normal business activities, Yuanbo Education and the Educational Institutions will not repay loans in advance, nor will they pay in advance or delay in paying trades payable;

(3)	Yuanbo Education and the Educational Institutions will pay trades payable that are due and other liabilities as scheduled in the ordinary course of business activities;

(4)	Yuanbo Education and the Educational Institutions will perform all contracts and agreements signed or other documents in relation to the assets and business of Yuanbo Education and the Educational Institutions in a timely manner;

(5)	Save for the normal business activities, Yuanbo Education and the Educational Institutions shall not, without the prior written permission from Noah, make settlements or give waivers solely in any litigation, or change their respective claims or other rights, and Noah shall not refuse to grant such written permission without proper cause;

(6)	The Original Shareholders and Yuanbo Education will make their best effort to ensure the continuous and lawful operation and existence of Yuanbo Education and the Educational Institutions and to obtain all government approvals and other permission and consents that are necessary for their operation;

(7)	Yuanbo Education and the Educational Institutions shall not be subdivided nor merged with any third party; Yuanbo Education and the Educational Institutions shall not acquire any asset or business from third parties;

(8)	The Original Shareholders, Yuanbo Education, and the Educational Institutions shall not violate the clause of representations and warranties hereunder through any act or omission to act;

(9)	The Original Shareholders, Yuanbo Education, and the Educational Institutions shall notify Noah in writing of any event, fact, condition, change or other circumstance which has had or may have a material adverse effect on the Original Shareholders, Yuanbo Education, and the Educational Institution in a timely manner;

(10)	The Original Shareholders, Yuanbo Education, and the Educational Institutions will handle the taxation issues of Yuanbo Education and the Educational Institutions in a customary manner and strictly in accordance with the relevant laws and regulations.

3.2	Availability of Information. From the date hereof to the date on which the change of registration with the department in charge of industrial and commercial administration is completed, the Original Shareholders, Yuanbo Education, and the Educational Institutions will, within the normal office hours of Yuanbo Education and the Educational Institutions, provide Noah and its representative with all information relating to Yuanbo Education and the Educational Institutions as reasonably required by them, including but not limited to providing all accounts, records, contracts, technical information, personnel information, management situation and other documents of the company to the lawyers, accountants and other representatives appointed by Noah; in order to facilitate Noah to examine and inspect the property, assets and business of Yuanbo Education and the Educational Institutions, as well as the documents mentioned herein, the Original Shareholders, Yuanbo Education, and the Educational Institutions allow Noah to approach or contact any customer and creditor of Yuanbo Education and the Educational Institutions within the reasonable time prior to the completion, subject to the condition that a prior written notice of 3 business days shall be given to the Original Shareholders or Yuanbo Education and the Educational Institutions. The Original Shareholders, Yuanbo Education, and the Educational Institutions agree that Noah shall have the right to examine and inspect the financial affairs, assets and operation of Yuanbo Education and the Educational Institutions at any time prior to the completion.

3.3	Bank Account. Since the Completion Date for the Equity Transfer and Capital Increase, any withdrawal of monies from the RMB primary accounts of Yuanbo Education and the Educational Institutions shall be made only with the signature of the authorized representative of the Original Shareholders, Yuanbo Education, and the Educational Institutions, as well as the signature of the authorized representative of Noah.

3.4	Operation After Completion. The Original Shareholders undertake that during the period from the Completion Date for the Equity Transfer and Capital Increase to the date on which the change of registration with the department in charge of industrial and commercial administration is completed, Noah shall have the right to participate in the operation and decision making of Yuanbo Education and the Educational Institutions and to exercise all relevant rights available to it as a new shareholder pursuant to the articles of association of all companies.

Exhibit 5:

Labor Contract, Non-Competition Agreement, Enterprise Confidentiality Contract